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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (AMENDMENT NO. ____)*


                                ViaSystems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    92553H100
      ---------------------------------------------------------------------
                                 (CUSIP Number)

                                February 14, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ] Rule 13d-1(b)

      [ ] Rule 13d-1(c)

      [X] Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                               Page 1 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  ViaSystems, Inc.                                  CUSIP NO.:  92553H100
------                                                     ---------

--------------------------------------------------------------------------------
    1.   Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

         J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.)
         13-337-6808
--------------------------------------------------------------------------------
    2.   Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [ ]
--------------------------------------------------------------------------------
    3.   SEC Use Only
--------------------------------------------------------------------------------
    4.   Citizenship or Place of Organization     Delaware
--------------------------------------------------------------------------------
  Number of Shares         5.     Sole Voting Power          6,830,574
  Beneficially Owned       -----------------------------------------------------
  by Each Reporting        6.     Shared Voting Power
  Person With:             -----------------------------------------------------
                           7.     Sole Dispositive Power     6,830,574
                           -----------------------------------------------------
                           8.     Shared Dispositive Power
--------------------------------------------------------------------------------
    9.   Aggregate Amount Beneficially Owned by Each Reporting Person  6,830,574
--------------------------------------------------------------------------------
   10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------
   11.   Percent of Class Represented by Amount in Row (9)       5.2%
--------------------------------------------------------------------------------
   12.   Type of Reporting Person (See Instructions)
         PN
--------------------------------------------------------------------------------

                               Page 2 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  ViaSystems, Inc.                                  CUSIP NO.:  92553H100
------                                                     ---------

ITEM 1.

         (a)      NAME OF ISSUER:

                  ViaSystems, Inc.

         (b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  101 South Hanley Road
                  Suite 400
                  St. Louis, MO  63105

ITEM 2.

         (a)      NAME OF PERSON FILING:

                  J.P. Morgan Partners (BHCA), L.P.

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

         (b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1221 Avenue of the Americas
                  New York, New York  10020

         (c)      CITIZENSHIP:

                  Delaware

         (d)      TITLE OF CLASS OF SECURITIES (OF ISSUER):

                  Common Stock

         (e)      CUSIP NUMBER:

                  92553H100


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.  OWNERSHIP

         (a)      AMOUNT BENEFICIALLY OWNED:

                  6,830,574

         (b)      PERCENT OF CLASS:

                  5.2% (as of December 31, 2000)

         (c)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)      6,830,574
                  (ii)     Not applicable.
                  (iii)    6,830,574
                  (iv)     Not applicable.

                               Page 3 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  ViaSystems, Inc.                                  CUSIP NO.:  92553H100
------                                                     ---------

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10. CERTIFICATION

         Not applicable

                               Page 4 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  ViaSystems, Inc.                                  CUSIP NO.:  92553H100
------                                                     ---------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                                          J.P. MORGAN PARTNERS (BHCA), L.P.


                                          By: JPMP Master Fund Manager, L.P.,
                                              its General Partner

                                          By: JPMP Capital Corp.,
                                              its General Partner


                                          By: /s/ JEFFREY C. WALKER
                                              ----------------------------------
                                              Name:    Jeffrey C. Walker
                                              Title:   President

                               Page 5 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  ViaSystems, Inc.                                  CUSIP NO.:  92553H100
------                                                     ---------

                                  EXHIBIT 2(a)


                  This statement is being filed by J.P. Morgan Partners (BHCA), L.P. (formerly known as Chase Equity Associates, L.P.), a Delaware limited partnership (hereinafter referred to as "JPMP (BHCA)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP
(BHCA) is engaged in the venture capital and leveraged buyout business. The general partner of JPMP (BHCA) is JPMP Master Fund Manager, L.P. (formerly known as Chase Capital Partners, a New York general partnership), a Delaware limited partnership (hereinafter referred to as "JPMP Master Fund"), whose principal business office is located at the same address as JPMP (BHCA), and is also directly or indirectly (through affiliates) engaged in the venture capital and leveraged buyout business. The general partner of JPMP Master Fund is JPMP Capital Corp. (formerly known as Chase Capital Corporation), a New York corporation (hereinafter referred to as "JPMP Capital Corp."), whose principal business office is located at the same address as JPMP (BHCA), and is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP Capital Corp.

                  JPMP Capital Corp. is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.

                               Page 6 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  ViaSystems, Inc.                                  CUSIP NO.:  92553H100
------                                                     ---------

                                                                      SCHEDULE A

                               JPMP CAPITAL CORP.

                                           EXECUTIVE OFFICERS (1)

Chief Executive Officer                    William B. Harris**
President                                  Jeffrey C. Walker*
Executive Vice President                   Mitchell J. Blutt, M.D.*
Executive Vice President                   Arnold L. Chavkin*
Executive Vice President                   John M.B. O'Connor*
Managing Director                          John R. Baron*
Managing Director                          Christopher C. Behrens*
Managing Director                          David S. Britts*
Managing Director                          Rodney A. Ferguson*
Managing Director                          David Gilbert*
Managing Director                          Evan Graf*
Managing Director                          Eric A. Green*
Managing Director                          Michael R. Hannon*
Managing Director                          Donald J. Hofmann, Jr.*
Managing Director                          Alfredo Irigoin*
Managing Director                          W. Brett Ingersoll*
Managing Director                          Andrew Kahn*
Managing Director                          Jonathan R. Lynch*
Managing Director                          Jonathan Meggs*
Managing Director                          Thomas G. Mendell*
Managing Director                          Stephen P. Murray*
Managing Director                          Joao Neiva de Figueiredo, Ph.D.*
Managing Director                          Timothy Purcell*
Managing Director                          Thomas Quinn*
Managing Director                          Peter Reilly*
Managing Director                          Robert R. Ruggiero, Jr.*
Managing Director                          Susan L. Segal*
Managing Director                          Shahan D. Soghikian*
Managing Director                          Georg Stratenwerth*
Managing Director                          Lindsay Stuart*
Managing Director                          Patrick J. Sullivan*
Managing Director                          Kelly Shackelford*
Managing Director                          Charles R. Walker*
Managing Director                          Timothy J. Walsh*
Managing Director                          Richard D. Waters, Jr.*
Managing Director                          Damion E. Wicker, M.D.*
Managing Director                          Eric R. Wilkinson*
Senior Vice President                      Marcia Bateson*
Vice President and Treasurer               Elisa R. Stein*
Secretary                                  Anthony J. Horan**
Assistant Secretary                        Robert C. Carroll**
Assistant Secretary                        Denise G. Connors**


-----------------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 7 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  ViaSystems, Inc.                                  CUSIP NO.:  92553H100
------                                                     ---------


                                 DIRECTORS (1)
                              William B. Harrison**
                               Jeffrey C. Walker*


-----------------------------
(1) Each of whom is a United States citizen except for Messrs. Britts, Meggs, Irigoin, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or member of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

                               Page 8 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  ViaSystems, Inc.                                  CUSIP NO.:  92553H100
------                                                     ---------

                                                                      SCHEDULE B

                             J.P. MORGAN CHASE & CO.

                             EXECUTIVE OFFICERS (1)

Chairman of the Board                                   Douglas A. Warner, III*
President and Chief Executive Officer                   William B. Harrison Jr.*
Vice Chairman                                           Geoffrey T. Boisi*
Vice Chairman                                           David A. Coulter*
Managing Director                                       Ramon de Oliveira*
Director of Human Resources                             John J. Farrell*
Vice Chairman                                           Walter A. Gubert*
Managing Director                                       Thomas B. Ketchum*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           James B. Lee Jr. *
General Counsel                                         William H. McDavid*
Vice Chairman                                           Marc J. Shapiro*
Managing Partner                                        Jeffrey C. Walker**


                                 DIRECTORS (1)

                                      PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                  BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
Hans W. Becherer                      Chairman of the Board
                                      Chief Executive Officer
                                      Deere & Company
                                      One John Deere Place
                                      Moline, IL 61265
--------------------------------------------------------------------------------
Riley P. Bechtel                      Chairman and Chief Executive Officer
                                      Bechtel Group, Inc.
                                      P.O. Box 193965
                                      San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
Frank A. Bennack, Jr.                 President and Chief Executive Officer
                                      The Hearst Corporation
                                      959 Eighth Avenue
                                      New York, New York  10019
--------------------------------------------------------------------------------
Lawrence A. Bossidy                   Chairman of the Board
                                      Honeywell International
                                      P.O. Box 3000
                                      Morristown, NJ 07962-2245
--------------------------------------------------------------------------------


-----------------------------
(1)  Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.

                               Page 9 of 10 Pages

                                  SCHEDULE 13G

ISSUER:  ViaSystems, Inc.                                  CUSIP NO.:  92553H100
------                                                     ---------

                                      PRINCIPAL OCCUPATION OR EMPLOYMENT;
NAME                                  BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
M. Anthony Burns                      Chairman of the Board and
                                      Chief Executive Officer
                                      Ryder System, Inc.
                                      3600 N.W. 82nd Avenue
                                      Miami, Florida  33166
--------------------------------------------------------------------------------
H. Laurence Fuller                    Co-Chairman
                                      BP Amoco p.l.c.
                                      1111 Warrenville Road, Suite 25
                                      Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Furter                       President
                                      American Museum of Natural History
                                      Central Park West at 79th Street
                                      New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III                  President and Chief Executive Officer
                                      The College Fund/UNCF
                                      9860 Willow Oaks Corporate Drive
                                      P.O. Box 10444
                                      Fairfax, Virginia  22031
--------------------------------------------------------------------------------
William B. Harrison, Jr.              President and Chief Executive Officer
                                      The Chase Manhattan Corporation
                                      270 Park Avenue, 8th Floor
                                      New York, New York  10017-2070
--------------------------------------------------------------------------------
Helene L. Kaplan                      Of Counsel
                                      Skadden, Arps, Slate, Meagher & Flom LLP
                                      919 Third Avenue - Room 29-72
                                      New York, New York  10022
--------------------------------------------------------------------------------
Lee R. Raymond                        Chairman of the Board and Chief Executive
                                        Officer
                                      Exxon Mobil Corporation
                                      5959 Las Colinas Boulevard
                                      Irving,TX 75039-2298
--------------------------------------------------------------------------------
John R. Stafford                      Chairman, President and Chief Executive
                                        Officer
                                      American Home Products Corporation
                                      5 Giralda Farms
                                      Madison, New Jersey  07940
--------------------------------------------------------------------------------
Lloyd D. Ward                         Former Chairman of Board and Chief
                                        Executive Officer of Maytag
                                      13338 Lakeshore Drive
                                      Clive, Iowa  50325
--------------------------------------------------------------------------------
Douglas A. Warner III                 Chairman of the Board
                                      J.P. Morgan Chase & Co.
                                      270 Park Avenue
                                      New York, New York  10017
--------------------------------------------------------------------------------
Marina v.N. Whitman                   Professor of Business Administration and
                                        Public Policy The University of Michigan
                                      School of Public Policy
                                      411 Lorch Hall, 611 Tappan Street
                                      Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------

                               Page 10 of 10 Pages